UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended December 31 2005 & 2004

Commission File Number: 333-98397

LINGO MEDIA INC.

________________________________________________________________________________________________

151 Bloor Street West, Suite 703, Toronto, Ontario Canada M5S 1S4

_______________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]                                        Form 40-F[    ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]          No   [ X ]

Consolidated Financial Statements

(Expressed in Canadian dollars)

LINGO MEDIA INC.

December 31, 2005 and 2004

LINGO MEDIA INC.

December 31, 2005 and 2004

(Expressed in Canadian dollars)

AUDITORS' REPORT

To the Directors and Shareholders of

Lingo Media Inc.

We have audited the consolidated balance sheets of Lingo Media Inc. as at December 31, 2005 and 2004, and the consolidated statements of operations, deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Ontario

April 29, 2006                                                                               CHARTERED ACCOUNTANTS

LINGO MEDIA INC. Consolidated Balance Sheets (Expressed in Canadian dollars)
As at December 31	2005	2004
Assets
Current assets:
Cash	$ 144,337	$ 29,791
Accounts and grants receivable (note 2)	488,303	562,558
Inventory	34,084	23,291
Prepaid and sundry assets (note 3	134,348	133,833
	801,072	749,473

Investment and advances (note 4)	182,520	-
Deferred costs (note 4)	117,102	-
Property and equipment, net (note 5)	48,770	54,491
Development costs, net (note 6)	408,633	489,325
Acquired publishing content, net (note 7)	53,003	123,673
	$ 1,611,100	$ 1,416,962
Liabilities and Shareholders’ Equity
Current liabilities:
Bank loan (note 8)	$ 110,000	$ 90,000
Accounts payable	247,547	252,726
Accrued liabilities	63,844	58,000
Loans payable (note 9)	101,929	77,762
	523,320	478,488

Shareholders’ equity:
Capital stock (note 10)	3,996,971	3,367,119
Contributed surplus (note 10(b))	288,437	74,100
Warrants (note 10 (f))	30,849	-
Deficit	(3,228,477)	(2,502,745)
	1,087,780	938,474
Commitments (note 18)
	$ 1,611,100	$ 1,416,962

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

_______________________________

Director

_______________________________

Director

LINGO MEDIA INC. Consolidated Statements of Deficit (Expressed in Canadian dollars)
For the years ended December 31	2005	2004
Deficit, beginning of year, as reported	$ (2,502,745)	$ (1,698,526)
Effect of change in accounting policy (note 1(b))	-	(8,842)
Deficit, beginning of year, as restated	(2,502,745)	(1,707,368)
Net loss for the year	(725,732)	(795,377)
Deficit, end of year	$ (3,228,477)	$ (2,502,745)

See accompanying notes to consolidated financial statements.

LINGO MEDIA INC. Consolidated Statements of Operations (Expressed in Canadian dollars)
For the years ended December 31	2005	2004
Revenue (note 16 & 17)	$ 906,357	$ 589,654
Direct costs	123,107	94,990
Margin	783,250	494,664

Expenses:
General and administrative	855,118	651,232
Amortization	267,819	488,776
Interest and other financial expenses	42,869	19,931
Stock-based compensation	214,337	52,176
	1,380,143	1,212,115

Loss before income taxes and other taxes	(596,893)	(717,451)
Income taxes and other taxes (note 11)	128,839	77,926
Net loss for the year	(725,732)	(795,377)
Loss per share (note 10 (g))	$ (0.03)	$ (0.04)
Weighted aver number of
Common shares outstanding (note 10(g))	24,711,619	22,626,746

See accompanying notes to consolidated financial statements.

LINGO MEDIA INC. Consolidated Statements of Cash Flows (Expressed in Canadian dollars)
For the years ended December 31	2005	2004

Cash flows provided by (used in):
Operations:
Net loss for the year	$ (725,732)	$ (795,377)
Items not affecting cash:
Amortization of property and equipment	12,278	9,078
Amortization of development costs	184,797	377,903
Amortization of acquired publishing content	70,670	70,670
Amortization of software development costs	-	31,046
Stock-based compensation	214,337	52,176
Change in non-cash balances related to operations:
Accounts and grants receivable	74,255	(34,466)
Inventory	(10,793)	5,818
Prepaid and sundry assets	(514)	(99,849)
Accounts payable	(5,181)	107,529
Accrued liabilities	5,845	25,952
Interest payable	(833)	2,762
Cash used by operating activities	(180,871)	(246,758)

Financing:
Increas4e in bank loan	20,000	90,000
Increase in loans payable	248,500	290,000
Repayment of loans payable	(223,500)	(215,000)
Issuance of capital stock	745,800	93,517
Share issue costs	(85,099)	(32,191)
Cash provided by financing activities	705,701	226,326

Investing:
Investment and advances	(182,520)	-
Purchase of property and equipment	(6,556)	(21,725)
Deferred costs	(117,102)	-
Development costs	(104,106)	(160,554)
Cash used in investing activities	(410,284)	(182,279)
Increase in cash	114,546	(202,711)
Cash, beginning of year	29,791	232,502
Cash, end of year	$ 144,337	$ 29,791
Supplemental cash flow information:
Income taxes and other taxes paid	$ 157,121	$ 41,189
Interest paid	$ 9,838	$ 11,368

See accompanying notes to consolidated financial statements.

 Lingo Media Inc. (the "Company") develops, publishes, distributes and licenses book, audio/video cassette, CD-based product and supplemental product for English language learning for the educational school and retail bookstore market in China and for the educational school market in Canada.

1.    Significant accounting policies:

(a)

Basis of presentation:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, on the basis that the company will continue to generate sufficient capital to fund its operations and commitments described in note 4. Significant differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles, as they relate to these consolidated financial statements, are explained in note 19.

These consolidated financial statements include the accounts of the Company and its subsidiaries, Lingo Media Ltd., Lingo Media International Inc. and Lingo Group Limited (formerly ”EnglishLingo, Inc.”)  All significant inter-company transactions and balances have been eliminated.

(b)   Change in accounting policy

Effective January 1, 2004, the CICA handbook, Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" was amended to require expense treatment of all stock-based compensation and payments for options granted beginning on or after January 1, 2002. As permitted by this standard, this change in accounting policy has been applied retroactively without restatement of the prior years' financial statements. In 2004, this change resulted in an increase of $8,842 to the opening deficit as at January 1, 2004 and an increase of $8,842 to contributed surplus.

 (c)

Revenue recognition:

Royalty revenue from sales by licensees of finished products is recognized based on confirmation of finished products produced by its licensees.  Royalty revenue from audiovisual product is recognized based on the confirmation of sales by its licensees, and when collectibility is reasonably assured.  Royalty revenues are not subject to right of return or product warranties. Amounts received in advance of the confirmation are treated as customer deposits. Revenue from the sale of published and supplemental products is recognized upon delivery and when the risk of ownership is transferred and collectibility is reasonably assured.

(d)  Inventory:

        Inventory is recorded at the lower of cost and net realizable value and expensed based on the average cost.

(e) Property and equipment:

Property and equipment are recorded at cost and are amortized over their respective estimated useful life on a declining-balance basis at 20% per annum. The Company’s policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable.

1.     Significant accounting policies (continued):

            (f)  Deferred costs, investment and advances:

The pre-operating costs relating to establishing a joint venture in China are recorded as deferred costs.  Pre-operating costs are capitalized until the commencement of commercial operations and then amortized on a straight-line basis, over a maximum of five years.  Loans made in trust with a view to establishing a joint venture are recorded as investment and advances.  The carrying value of these deferred costs and advances are assessed on a periodic basis to determine if a write-down is required. Any required write-down is charged to operations in the year such write-down is determined to be necessary.

            (g)  Development costs:

      The Company has capitalized pre-operating costs relating to establishing a business base in the United States and the development of business in China.  Pre-operating costs are capitalized until the commencement of commercial operations and then amortized on a straight-line basis, over a maximum of five years.  The carrying value is assessed on a periodic basis to determine if a write-down is required. Any required write-down is charged to operations in the year such write-down is determined to be necessary. Technology costs and web development costs included in deferred development costs are capitalized in accordance with Section 3062 ("goodwill and other intangible assets"), of the C.I.C.A. Handbook. Development costs are amortized on a straight-line basis over a maximum of five years.

            (h)  Acquired publishing content:

The costs of obtaining the English as a Foreign Language ("EFL") program entitled "Communications: An Interactive EFL Program" and an international folktale series entitled "Stories Lost and Found: The Universe of Folktale" have been capitalized and are being amortized over a five-year period.  The Company regularly reviews the carrying values of its acquired publishing content.  The Company evaluates the carrying value of these assets based on the undiscounted value of expected future cash flows.  If the carrying value exceeds the amount recoverable, a write-down of the asset to its estimated fair value would be charged to operations in the year such a write-down is determined to be necessary.

(i)   Software development costs:

The Company has deferred software development costs incurred in connection with a computer software program to be used by children in reading and writing that promote and facilitate the development of communication skills in the English language.  Software development costs are deferred once technological feasibility for a product is established.

Software development costs are amortized on a straight-line basis over a maximum of three years. Technological feasibility is established when the Company has completed all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet its design specifications, including functions, features and technical performance requirements.

The Company regularly reviews the carrying values of its software development costs.  The Company supports the carrying value of these assets based on the undiscounted value of expected future cash

1.     Significant accounting policies (continued):

flows.  If the carrying value exceeds the amount recoverable, a write-down of the asset to its estimated fair value would be charged to operations in the year such a write-down is determined to be necessary.

 (j)  Government grants:

The Company receives government grants based on certain eligibility criteria for project support and book publishing industry development in Canada.  These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant.  The company records a liability for the repayment of the grants and a charge to operations in the period in which conditions arise that will cause the government grants to be repayable.

  (k)  Future income taxes:

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for income tax purposes.  Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.  Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

             (l) Foreign currency translation:

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at the consolidated balance sheet dates.  Non-monetary assets and liabilities are translated at historical rates.  Transactions in foreign currencies are translated into Canadian dollars at the approximate rates prevailing at the dates of the transactions.  Foreign exchange gains and losses are included in loss or gain for the year.

The Company's integrated foreign operations are translated into Canadian dollars at exchange rates prevailing at the consolidated balance sheet dates for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items.  Revenue and expenses are translated at exchange rates prevailing during the year.  Exchange gains and losses are included in loss or gain for the year.

             (m) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at December 31, 2005 and December 31, 2004 and the reported amounts of revenue and expenses during the years then ended.  Actual results may differ from those estimates.  Significant areas requiring the use of management estimates related to the useful lives and impairment of property and equipment, development costs, acquired publishing content and software development costs.

        1.     Significant accounting policies (continued):

             (n) Earnings (loss) per share:

Earnings (Loss) per share is computed using the weighted average number of common shares that are outstanding during the year.  Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year.  Potential common shares consist of the incremental common shares issuable upon the exercise of stock options using the treasury stock method.  When the effect of computing diluted loss per share is anti-dilutive, this information is not presented.

  (o) Stock-based compensation plan:

Effective January 1, 2004, the Company adopted the CICA Handbook Section 3870, which requires that a fair value based method of accounting be applied to all stock-based compensation. The fair value of the options issued in the year is determined using the Black-Scholes option pricing model.  The estimated fair value of the options is expensed to income over the vesting period.  For stock-based compensation issued to employees and non-employees, the company recognizes an expense based on the fair value of the equity instrument issued.

 2.       Accounts and grants receivable:

    Accounts and grants receivable consist of:

	2005	2004
Trade receivables	$ 466,483	$ 463,167
Grants receivable (note 12)	21,820	99,391
Total	$ 488,303	$ 562,558

3.       Prepaid and sundry assets:

Included in prepaid and sundry assets is a loan receivable of $nil (2004 - $2,925) due from a non-related party. This loan was due on demand, beared interest at 8.5% per annum, and was secured by a personal guarantee from the non-related party. The balance was written-off during 2005.

4.      Deferred costs, investment and advances:

In June 2005, the Company signed a definitive Joint Venture Agreement (“JV Agreement”) with Sanlong Cultural Communication Co. Ltd. (“Sanlong”). The joint venture company will be known as Hebei Jintu Education Book Co. Ltd. (“Jintu”).  Jintu will continue Sanlong’s recently launched direct-to-consumer business of distributing educational newspapers and product extensions located in Shijiazhuang, Hebei Province, China. Under the JV Agreement, Lingo Media will invest approximately CDN $365,000 (¥2,550,000 RMB) for its 51% share of Jintu. The closing is subject to government approval in China. Pursuant to the June 2005 agreement, as at December 31, 2005 the Company advanced funds for working capital to Sanlong through a trust of $182,520 with a view to establishing Jintu and incurred $117,102 in expenditures related to pre-operating costs.

5.

Property and equipment:

Property and equipment consists of the following:

	2005	2004
Office equipment:
Cost	$ 135,220	$ 128,662
Less: accumulated amortization	(86,450)	(74,171)
	$ 48,770	$ 54,491

6.     Development costs:

Development costs consist of the following:

	2005	2004
Cost	$ 1,524,454	$ 1,420,349
Less: accumulated amortization	(1,115,821)	(931,024)
	$ 408,633	$ 489,325

7.

Acquired publishing content:

Acquired publishing content consists of the following:

	2005	2004
Cost	$ 353,349	$ 353,349
Less: accumulated amortization	(300,346)	(229,676)
	$ 53,003	$ 123,678

8.      Bank loan:

In May 2004, the company negotiated a line of credit of $150,000 with its bank. The line of credit bears interest at prime plus 2.5% per annum, is due on demand, and is secured by the Company’s accounts receivables from customers in China, which, in turn, are insured by the Export Development Corporation. At December 31, 2005, $110,000 (2004: $90,000) of the line of credit was utilized.

9.      Loans payable:

Loans payable consists of the following:

	2005	2004

Loan payable, due to a corporation controlled by a director, is interest bearing at 12% per annum and is secured by a general security agreement and is due on demand (See Note 14 – related party transactions)

	$ 51,649	$ 77,762
Unsecured loan payable, due to a non-related party, interest bearing at 12% per annum, with no fixed terms of repayment	50,279	-
	$ 101,929	$ 77,762

10.       Capital stock, warrants and stock options:

(a)

Authorized:

Unlimited preference shares, no par value

Unlimited common shares, no par value

The following details the changes in issued and outstanding common shares for the two years ended December 31, 2005:

	Common shares
	Number	Amount
Balance, January 1, 2004	23,544,607	$ 3,294,275
Issued:
Option exercised	565,166	105,034
Less: Share issue costs		(32,190)
Balance, December 31, 2004	24,109,773	$ 3,367,119
Issued:
Private placement (ii)	3,675,000	735,000
Options exercised	90,000	10,800
Less: share issue costs	-	(115,948)
Balance, December 31, 2005	27,874,773	$ 3,996,971

(i)           Escrowed Shares:

              On April 30, 1997, the Company entered into a performance escrow agreement in Form C of the TSX Venture Exchange (formerly Canadian Venture Exchange) (the “Exchange”) with ComputerShare Investor Services Inc. (formerly “Montreal Trust Company of Canada”) and certain security holders (the “Escrow Agreement”). The Escrow Agreement related to the escrow of certain common shares of the Company issued upon completion of the reverse take over transaction between Lingo Media Ltd. (formerly “Alpha Corporation”) and Lingo Media Inc. (formerly “Alpha Ventures Inc.”) in 1997. At the time of the transaction, 2,860,528 common shares (the “Escrowed Shares”) were subject to a performance escrow agreement (“Performance Escrow Agreement”).

These shares are now subject to a new escrow agreement (“Time Release Escrow Agreement”) made as of December 10, 2002 whereby the Escrowed Shares will be released on a timed-release basis rather than the performance based release provisions of               the performance Escrow Agreement. Up to December 2005, 2,432,948 shares were released from Escrow.  Under the Time Release Escrow Agreement, the remaining 429,086 Escrowed Shares were released, pro rata to the security holders on February 28, 2006.

(ii)         In September 2005, the Company completed an exempt private placement of 3,675,000 Units of its securities at $0.20 per Unit, for gross proceeds of $735,000. Each Unit was comprised of one common share and one-half of one non-transferable common share purchase warrant (“Warrant”). Each whole Warrant entitles the holder to purchase one additional common share for $0.40 for a term of 12 months expiring on September 20, 2006. The Warrants are subject to accelerated expiration, at the option of the Company, at any time after January 20, 2006 in the event that the price of the Company’s common shares on the TSX Venture Exchange

10.      Capital stock warrants and stock options (continued):

(“Exchange”) is $0.60 or more for 10 consecutive trading days. In such event, the Company has three business days to give notice of the acceleration of the term to the holders of the Warrant and the Warrant term will be reduced to ten business days from the date of such notice. A fee of 7% was paid to the agent and sub-agents with respect to the sale of 3,675,000 Units. In addition, a total of 118,650 Compensation Warrants were issued to the agent and the sub-agents. Each Compensation Warrant entitles the holder to purchase one common share for $0.40 for a term of 12 months expiring on September 20, 2006. The Compensation Warrants are subject to accelerated expiration on the same terms as the Warrant.

(b)

Contributed Surplus:

Balance, January 1, 2004	$ 24,600
Options exercised during 2004	(11,518)
Effect of change in accounting policy (note 1(b))	8,842
Stock-based compensation	52,176
Balance, December 31, 2004	$ 74,100
Stock-based compensation	214,337
Balance, December 31, 2005	$ 288,437

   (c)   Stock option plan:

In November 1996, the Company adopted a stock option plan (the “1996 Plan”).  The 1996 Plan was established to encourage ownership of common shares by directors, senior officers, employees and consultants of the Company.  The maximum number of shares which may be reserved for issuance under the 1996 Plan is limited to 1,078,000 common shares, provided that the board has the right, from time to time, to increase such number subject to shareholder and regulatory approvals.

The maximum number of common shares that may be reserved for issuance to any one person under the 1996 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares granted as a compensation or incentive mechanism.  The exercise price of each option cannot be less than the market price of the shares on the day immediately preceding the day of the grant, less any discount specifically permitted by the TSX Venture Exchange.  The exercise period of the options granted can not exceed five years. The directors of the Company may from time to time amend or revise the terms of the 1996 Plan or may terminate it at any time.

During May 2000, the Company adopted another stock option plan (the “2000 Plan”) for the benefit of the directors, officers, employees and consultants of the Company.

In June, 2005, the Company adopted a new stock option plan (the “2005 Plan “).  The 2005 Plan was established to provide an incentive to employees, officers, directors and consultants of the Company and its subsidiaries.  The maximum number of shares which may be reserved for issuance under the 2005 Plan is limited to 4,821,955 common shares less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan and the 2000 Plan, provided that the Board of

10.      Capital stock warrants and stock options (continued):

Directors of the Company has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.  The maximum number of common shares that may be reserved for issuance to any one person under the 2005 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares of the Company granted as a compensation or incentive mechanism.  The exercise price of each option can not be less than the market price of the shares on the day immediately preceeding the day of the grant less any permitted discount.  The exercise period of the options granted can not exceed 5 years.  Options granted under the 2005 Plan vest over an 18 month period with no greater than 16.67% of any options granted to an optionee vesting in any 3 month period or such longer period as the Board may determine.   The Board of Directors of the Company may, from time to time, amend or revise the terms of the 2005 Plan or may terminate it at any time.

Changes for the stock option plans during the years ended December 31, 2005 and 2004 are as follows:

	2005		2004
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding, beginning of year	2,810,834	$ 0.19	2,243,506	$ 0.19
Options granted	1,342,500	0.20	1,295,000	0.19
Options exercised	(90,000)	0.12	(565,166)	0.17
Options cancelled	-	-	(87,506)	0.15
Options expired	(380,000)	0.49	(75,000)	0.20
Options outstanding, end of year	3,683,334	0.17	2,810,834	0.20
Options exercisable, end of year	2,424,167	$ 0.16	1,632,501	$ 0.20

The following table summarizes information about stock options outstanding at December 31, 2005:

Range of exercise prices	Number outstanding	Remaining contractual life	Average exercise price	Number outstanding	Average exercise price
$0.10 -$0.15	1,070,834	1.17	$ 0.11	1,050,001	$ 0.11
$0.19 - $0.22	2,612,500	4.01	0.20	1,374,166	0.19
Total	3,683,334			2,424,167

All vested options are exercisable as of December 31, 2005.

10.      Capital stock, warrants and stock options (continued):

(d)      Fair value of options:

The weighted average grant-date fair value of options granted to employees and directors during 2005 has been estimated at $0.17 (2004 - $0.17) using the Black-Scholes option-pricing model. Starting January 1, 2004, the estimated fair value of the options granted is expensed over the options vesting periods. The pricing model assumes the weighted average risk free interest rates of 3% (2004 – 2.92%) weighted average expected dividend yields of nil (2004 – nil), the weighted average expected common stock price volatility of 135% (2004 - 134%) and a weighted average expected life of 5 years.

(e)

Warrants:

The following summarizes the Class E warrants outstanding:

	Number of warrants	Weighted average exercise price
Balance, January 1, 2004 & 2005	-	$ -
Issued	1,837,650	$ 0.40
Balance, December 31,2005	1,837,650	$ 0.40

        (f)     Compensation Warrants:

 The following summarizes the compensation warrants outstanding:

	Number of warrants	Weighted average exercise price
Balance, January 1, 2004 & 2005	-	$ -
Issued	118,650	$ 0.40
Balance, December 31,2005	118,650	$ 0.40

During 2005, the Company issued 118,650 Compensation Warrants to agents in connection with private placements (see note 10(a)(ii)).  The fair value of these warrants granted to agents during 2005 has been estimated at $0.26 using the Black-Scholes option-pricing model.  The pricing model assumes weighted average risk free interest rates of 2.70%, weighted average expected dividend yields of nil, weighted average expected common stock price volatility of 133% and a weighted average expected life of one year.  No Compensation Warrants were issued during 2004.

10.      Capital stock, warrants and stock options (continued):

(g)   Loss per share:

	2005	2004
Numerator:
Loss of the year	$ (725,732)	$ (795,377)

Denominator:
Average number of common shares outstanding	25,140,705	23,909,487
Escrowed shares (note 10 (a)(i))	(429,086)	(1,282,741)
Weighted average number of common shares	24,711,619	22,626,746
Loss per share	$ (0.03)	$ (0.04)

Diluted loss per share is not presented as the effect would be anti-dilutive.

11.     Income taxes:

The provision for income taxes reflects an effective income tax rate, which differs from the Canadian corporate income tax rate as follows:

	2005	2004
Combined basic Canadian federal and provincial income tax rate	36.12%	36.12%
Effective income tax charge (recovery) on Income (loss) before income taxes Increase (decrease) resulting from:	$(215,598)	$(259,143)
Change in the valuation allowance for future tax assets allocated to income tax expense	266,000	222,000
Effect of reduced income taxes in foreign jurisdiction	(114,000)	(87,000)
Adjustment to future tax assets and liabilities for enacted charges in income tax rates:	-	11,000
Withholding tax on sales to China	128,839	77,926
Other	103,598	113,143
	$ 128,839	$ 77,926

11.     Income taxes (continued):

The tax effect of temporary differences representing future tax assets is as follows:

	2005	2004
Future tax assets:
Operating loss carry forwards	$ 1,595,000	$ 1,379,000
Share issue costs	47,000	37,000
Valuation allowance	(1,642,000)	(1,416,000)
Net future tax assets	$ -	$ -

Future tax assets and liabilities will be impacted by changes in future tax laws and rates.  The effects of these changes are not currently determinable. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become deductible.  Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment. The Company has not recognized any benefit for these losses.

At December 31, 2005, the Company has non-capital losses available for carry forward for Canadian income tax purposes amounting to $4,416,000. These losses expire in the following fiscal years:

2006	$ 308,000
2007	538,000
2008	493,000
2009	289,000
2010	870,000
2014	818,000
2015	1,100,000
$ 4,416,000

12.    Government grants:

Included as a reduction of general and administrative expenses are government grants of $219,772 (2004 – $261,269), relating to the Company's publishing projects in China and Canada.

Certain government grants are repayable in the event that the Company's annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded.

13.    Foreign exchange gain or loss

Included in general and administrative expenses is a foreign exchange loss of approximately $18,373 (2004 - $37,186), relating to the changes in currency translation rates in respect of Company's activities denominated in foreign currencies.

14.    Related party balances and transactions:

During the year, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties. These transactions have not been disclosed elsewhere in the financial statements:

Consulting fees of $123,489 (2004 - $138,987) and a success fee of $36,750 related to the private placement financing were paid to a company controlled by a director of the Company in the normal course of business.  At December 31, 2005, a balance of $14,980 (2004 - $5,350) is included in accounts payable.

During the year, the company had loans payable due to corporations controlled by a director bearing interest at 12% (2003 - 12%) per annum.  During 2005, the company received $223,500 and repaid $198,500 of these loans.  Interest expense related to these loans for the year is $11,487 (2004 - $7,609).  At December 31, 2005, $51,649 (2004 - $77,762) was due to those corporations.

During the year, the Company was reimbursed $48,000 (2004 - $59,032) from a corporation with two directors in common for rent, administration, office charges and telecommunications.

15.    Financial instruments and risk management:

(a)

Currency risk:

The Company is subject to currency risk through its activities outside of Canada.  Unfavourable changes in the exchange rate may affect the operating results of the Company.  The Company is also exposed to foreign exchange risk as a substantial amount of its revenue is denominated in U.S. dollars and Chinese Renminbi ("RMB").

There were no derivative instruments outstanding at December 31, 2005 and 2004.

(b)

Financial Instruments:

The significant financial instruments of the company, their carrying values and the exposure to U.S. dollar denominated monetary assets and liabilities, as of December 31, 2005 are as follows:

	Total	USD
Cash	$ 144,337	$ 124,339
Accounts and grants receivable	488,303	397,642
	632,640	521,981
Accounts payable	227,631	92,267
Net exposure		$ 429,714

US dollars are converted on the prevailing year-end exchange rates.

(c)

Fair market values:

The carrying values of cash, accounts receivable, accounts payable and accrued liabilities, bank loan and loans payable approximate their fair values due to the relatively short periods to maturity.

 (d)

Concentration of risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable.  Cash and short-term investments consist of deposits with major financial institutions.  With respect to accounts receivable, the Company performs periodic credit

15.    Financial instruments and risk management (Continued):

evaluations of the financial condition of its customers and typically does not require collateral from them.  Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.  The majority of the accounts receivable are secured through an insurance policy provided by Export Development Corporation. The Jintu loan receivable (note 4) is secured by a personal guarantee from a non – related party.

16.      Major customers

The Company has sales to a major customer in 2005 and 2004, a government agency of the People’s Republic of China. The accounts receivable due from this customer are insured up to 90% by the Export Development Corporation. The total percentage of sales to this customer during the years and the total percentage of amount due from the customer, as of December 31, 2005 and 2004, are as follows:

Sales		Accounts receivable
2005	2004	2005	2004
98%	91%	95%	80%

17.

Segmented information:

The Company operates as an international business and has no distinct reportable business segments.

The Company develops, publishes, distributes and licenses book, audio/video cassette, CD-based product and supplemental product for English language learning for the educational school and retail bookstore market in China and for educational school market in Canada.

The Company's revenue by geographic region based on the region in which the customers are located is as follows:

	2005	2004
Canada	$ 17,812	$ 54,925
China	888,545	534,729
	$ 906,357	$ 589,654

The majority of the Company’s identifiable assets as at December 31, 2005 are located in Canada, except for $182,520 (2004: $nil) that are located in China.

18.    Commitments:

In addition to the commitments described in note 4, the Company has future minimum lease payments under operating leases for premises and equipment are as follows:

2006	$ 155,491
2007	133,599
2008	133,599
2009	129,227
2010	128,409
Thereafter	21,521

19.  Reconciliation of Canadian and United States generally accepted accounting principles ("GAAP"):

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as set out below, these financial statements also comply, in all material aspects, with the United States generally accepted accounting principles.

The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP.

Statements of Operations:

	2005	2004
Loss for the year – Canadian GAAP	$ (725,732)	$ 795,377)
Impact of United States GAAP and adjustments:
Amortization of development costs (a)	133,290	346,124
Amortization of software
Development costs (b)	-	31,046
Share issue costs (d)	-	(32,191)
Effect of change in accounting policy (f)	-	(8,842)
Deferred costs (g)	(117,102)	-
Loss for the year – United States GAAP	$ (709,544)	$ (459,240)

Statements of cash flows:

	2005	2004
Cash used in operating activities – Canadian GAAP Impact of United States GAAP and adjustments:	$ (180,871)	$ (246,758)
Share issue costs (d)	-	(32,191)
Deferred costs (g)	(117,102	-
Cash (used in) provided by operating activites – United States GAAP	$ (297,973)	$ (278,949)

	2005	2004
Cash provided by financing activities – Canadian GAAP	$ 705,701	$ 226,326
Impact of United States GAAP and adjustments:
Share issue costs (d)	-	32,191
Cash provided by financing activities – United States GAAP	$ 705,701	$ 258,517

19.  Reconciliation of Canadian and United States generally accepted accounting principles

("GAAP") (Continued):

 (a)   Development costs:

Under Canadian GAAP, the Company defers the incremental costs relating to the development of and the pre-operating phases of new businesses and established business and amortizes these costs on a straight-line basis over periods up to five years.  Under United States GAAP, incremental costs related to development of and the pre-operating plan of a new business are expensed as incurred but the incremental costs incurred for established businesses are capitalized and amortized over on a straight line basis over periods up to five years.

Under United States GAAP, the amounts shown on the consolidated balance sheets for development costs would be $306,009 (2004:$253,410).

 (b)

Software development costs:

Under United States GAAP, the software development costs would be expensed as incurred.

 (c)

Options to consultants:

Starting January 1, 2004 under United States and Canadian GAAP, the Company records compensation expense based on the fair value for stock or stock options granted in exchange for services from consultants and employees.

(d)  Share issue costs:

The Company incurred costs in 2004 and prior years to file a registration statement with Securities and Exchange Commission in order to inter-list for trading in United States. In accordance with US GAAP these costs are expensed as incurred but charged against share capital under Canadian GAAP. There is no effect on shareholder equity in 2004 as funds expended in 2004 have already been charged to shareholder equity.

(e) Statement of comprehensive income:

Statement No. 130, Reporting Comprehensive Income ("SFAS 130"), establishes standards for the reporting and disclosure of comprehensive income and its components in financial statements.  Components of comprehensive income or loss include net income or loss and all other changes in other non-owner changes in equity, such as the change in the cumulative translation adjustment and the unrealized gain or loss for the year on "available-for-sale" securities.  For all periods presented, comprehensive loss is the same as loss for the year under US GAAP.

(f) Change in accounting policy:

Under Canadian GAAP, the change in accounting policy related to stock based compensation (note 1(b)) has been applied retroactively without restatement of prior years' financial statements.  Under Canadian GAAP, the cumulative effect of the change in accounting policy was recorded by adjusting the opening deficit. Under United States GAAP, prior to the Company’s 2006 fiscal year and the release of SFAS 154, the cumulative effect of such change would be included in the statement of operations for the period in which the change is made. The newly required accounting policy under Canadian

19.  Reconciliation of Canadian and United States generally accepted accounting principles

("GAAP") (Continued):

GAAP regarding the expensing of the fair value of stock based compensation is an acceptable accounting policy under United States GAAP.

          (g) Deferred costs:

Under Canadian GAAP, the Company defers the incremental costs relating to the development of and the pre-operating phases of new businesses and established business and amortizes these costs on a straight-line basis over periods up to five years.  Under United States GAAP, incremental costs related to development of and the pre-operating plan of a new business are expensed as incurred but  the incremental costs incurred for established businesses are capitalized and amortized over on a straight line basis over periods up to five years.

          (h)  Recent Accounting Pronouncements:

(i)

In September 2005, the Financial Accounting Standards Board (“FASB”) ratified the following consensus reached in EITF Issue 05-8 (“Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature”):

The issuance of convertible debt with a beneficial conversion feature results in a basis difference in applying FASB Statement of Financial Accounting Standards SFAS No. 109, Accounting for Income Taxes. Recognition of such a feature effectively creates a debt instrument and a separate equity instrument for book purposes, whereas the convertible debt is treated entirely as a debt instrument for income tax purposes.

The resulting basis difference should be deemed a temporary difference because it will result in a taxable amount when the recorded amount of the liability is recovered or settled.

Recognition of deferred taxes for the temporary difference should be reported as an adjustment to additional paid-in capital.

The foregoing consensus is effective in the first interim or annual reporting period commencing after December 15, 2005, with early application permitted. The effect of applying the consensus should be accounted for retroactively to all debt instruments containing a beneficial conversion feature that are subject to EITF Issue 00-27, “Application of Issue No. 98-5 to Certain Convertible Debt Instruments” (and thus is applicable to debt instruments converted or extinguished in prior periods but which are still presented in the financial statements). The Company has not completed an evaluation of the impact of this pronouncement.

(ii)

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”) which supersedes APB Opinion No. 20, “Accounting Changes” and SFAS No. 3 “Reporting Accounting Changes in Interim Financial Statements”. The statement requires the retroactive application to prior periods’ financial statements of changes in accounting principles, unless it is impractical to determine either the period of specific effects or the cumulative effect of the change.

19.  Reconciliation of Canadian and United States generally accepted accounting principles

("GAAP") (Continued):

SFAS 154 does not change the guidance for reporting the correction of an error in previously issued financial statements or the change in accounting estimate. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15,

2005. The Company does not believe SFAS No. 154 will have a significant impact on its consolidated financial position or results of operations.

(iii)

In December 2004, the FASB issued Statement No. 123(R), Share-Based Payments, which will require compensation costs related to share-based payment transactions to be recognized in the financial statements. As permitted by the predecessor Statement No.123, the Company does not recognize compensation expense with respect to stock options issued because the option price was no greater than the market price at the time the option was issued. Statement 123(R) will be effective in the fiscal quarter beginning January 1, 2006. The Company has not completed an evaluation of the impact of adopting Statement 123(R).

(iv)

In December 2004, the FASB issued SFAS No. 153 "Exchanges of Non-monetary Assets-amendment of APB Opinion No. 29". Statement 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance, defined as transactions that are not expected to result in significant changes in the cash flows of the reporting entity. This statement is effective for exchanges of non-monetary assets occurring after June 15, 2005. The Company will adopt this Statement in fiscal 2005 and adoption is not expected to have a material impact on the Company’s financial statements.

20.   Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA INC.

May 9, 2006

By: “Khurram Qureshi”________

President and Chief Executive Officer